David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, New York 11563

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

May 14, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Catherine T. Brown, Staff Attorney

Re:	Plesk Corp.

Amendment No. 5 to Registration Statement on Form S-1 filed April 26, 2012

File No. 333-175667

Dear Ms. Brown:

Plesk Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 5 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated May 7, 2012, with reference to the Company's registration statement on Form S-1 filed with the Commission on July 20, 2011, as amended on December 27, 2011, February 7, 2012, February 23, 2012 and April 26, 2012.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•     Describe how and when a company may lose emerging growth company status;

•     Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•     State your election under Section 107(b) of the JOBS Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your MD&A.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: The prospectus has been revised to disclose that the Company is an emerging growth company as defined in the JOBS Act. The Amended Registration Statement has also been revised to describe certain exemptions available to the Company and the Company’s election under Section 107(b) of the JOBS Act. The requested risk factor has also been provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Plan of Operation, page 24

2. Please revise your disclosure in the second paragraph on page 24 to clarify that your Chief Executive Officer has agreed to loan you up to $100,000, provided that no more than $25,000 may be outstanding at any time.

Response: The second paragraph on page 24 has been revised to clarify that Mr. Bolotin has agreed to loan the Company up to $100,000, provided that no more than $25,000 may be outstanding at any time.

Financial Statements for the Period Ended February 29, 2012, page F-14

Note 3. Going Concern, page F-21

3. Please revise your disclosure in the second paragraph of Note 3 to clarify, if true, that your Chief Executive Officer executed a promissory note to provide funding up to $100,000, provided that no more than $25,000 may be owed by you at any time.

Response: Note 8 has been added to the financial statements for the period ended February 29, 2012 to disclose that Mr. Bolotin executed a promissory note to provide funding up to $100,000, provided that no more than $25,000 may be owed by the Company at any time.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc: Gavriel Bolotin